SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

OpticNet, Inc.

(Name of Subject Company (Issuer))

Opto Acquisition Sub, Inc. (Offeror)
BEI Technologies, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

683868 10 3
(CUSIP Number of Class of Securities)

Robert R. Corr
Vice President and Controller
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
Tel: (415) 956-4477
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Christopher A. Westover, Esq.
Virginia C. Edwards, Esq.
Cooley Godward LLP
One Maritime Plaza, Floor 20
San Francisco, CA 94111
Tel: (415) 693-2000
Fax: (415) 951-3699

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$242,180	$19.59

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.04 (i.e. the tender offer price) and (ii) 6,054,491, the estimated number of shares of OpticNet common stock to be acquired in this tender offer and the merger.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.00809% of the transaction valuation.

[ X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $19.59 Form or Registration No.: SC TO-T	Filing Party: Opto Acquisition Sub, Inc. Date Filed: August 18, 2003

[ ]	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[X]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [...]

Items 1-9, and Item 13.

     This Amendment No. 1 to Tender Offer Statement and Schedule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”), amends and supplements the statement originally filed on August 18, 2003 by Opto Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation (“BEI”). This Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.0001 per share, of OpticNet, Inc., a Delaware corporation (the “Company”), at a purchase price of $0.04 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2003 (the “Offer to Purchase”), and in the Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 13 of this Schedule TO.

Item 10. Financial Statements

     Not Applicable.

Item 11. Additional Information

     On September 12, 2003, Parent and Purchaser announced that they have extended the Expiration Date of the Offer, as those terms are defined in the Offer to Purchase, to 12:00 midnight, New York City time, Tuesday, October 14, 2003. As of the close of business on September 10, 2003, approximately 64,000 shares of the Company’s common stock have been tendered in and not withdrawn from the Offer. The press release issued by Parent announcing the extension of the offer is attached hereto as Exhibit (a)(7).

Item 12. Exhibits

(a)(1)	Offer to Purchase, dated August 18, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Joint Press Release issued by BEI Technologies, Inc. and OpticNet, Inc. on July 1, 2003.**
(a)(7)	Text of Press Release issued by BEI Technologies, Inc. on September 12, 2003.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc. and OpticNet, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

**	Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTO ACQUISITION SUB, INC.
By: /s/ ROBERT R. CORR

Name: Robert R. Corr Title: Treasurer and Secretary
BEI TECHNOLOGIES,INC.
By: /s/ ROBERT R. CORR

Name: Robert R. Corr Title: Treasurer, Controller and Secretary Dated: September 12, 2003

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INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Offer to Purchase, dated August 18, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Joint Press Release issued by BEI Technologies, Inc. and OpticNet, Inc. on July 1, 2003.**
(a)(7) (b)	Text of Press Release issued by BEI Technologies, Inc. on September 12, 2003. Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc. and OpticNet, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

**	Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.

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